POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

August 28, 2009

Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.
Telephone conference held August 18, 2009

Dear Mr. White:

The Company would like to thank you and Ms. Eisen for taking the time to discuss various matters during our telephone conference on August 18, 2009. At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to provide you certain information that will supplement the Company’s previously filed responses and to provide you the additional information you requested.

1)	Has there been any increase in foreign tax rates during the year ended March 31, 2007?

There was no increase in foreign tax rates during the year ended March 31, 2007.

After further investigation, the Company discovered two separate causes for the inconsistencies in tax rates and disclosure for the year ended March 31, 2007. First, the Company discovered that the different tax rates between Kazakhstan and U.S. operations were improperly applied to temporary differences at March 31, 2006, primarily relating to the U.S. investments in oil and gas properties and to U.S. accrued interest income. The Company incorrectly applied a 30% tax rate instead of a 34% tax rate to those temporary differences, which caused the 2006 deferred tax liability to be understated by $1,662,543. The issue was corrected for the year ended March 31, 2007 in the Company’s annual report on Form 10-K. Because the 2006 deferred tax liability was not corrected, the difference was reflected in the Company’s current deferred tax expense for 2007. This caused the current tax expense amounts and disclosure to appear inconsistent with other years. The Company deems the error in 2006 to be material and proposes to correct the error retrospectively by accounting for it through prior period retained earnings in its 2007 financial information.

Mr. Chris White

August 28, 2009

The Company found a second issue which contributed to the inconsistencies, which also relates to Commission question #2 below. The tax rates as disclosed in the rate reconciliation table were based on an incorrect income amount from Kazakhstan operations. The Company incorrectly disclosed a tax benefit from exploration phase of approximately 12% instead of 30% as shown in other years. The Company determined that the tax benefit calculation was based on Kazakhstan income which was overstated by $2,030,960, while U.S. income was understated by that same amount. The difference resulted from stock based compensation expense that was included in U.S. operations instead of Kazakhstan operations. Once the income attributed to each country is properly allocated, the tax benefit from exploration is approximately 30%. Total net income reported by the Company does not change. As this issue relates to question 2 below, the change causes the benefit and tax rates shown in the rate reconciliation to remain consistent year to year. Please refer to the updated “Income Taxes” note disclosure below, paragraph 7, to see the amended income tax rate reconciliation table the Company proposes to include in its amended reports to address this issue.

2)

Please explain why, in the year ended March 31, 2007 the Company’s tax benefit from exploration phase was approximately 12% of income from operations in Kazakhstan instead of approximately 30% as has historically been the case.

Based on a review of the Company’s accounting and disclosures for income taxes, the benefit from exploration phase is and should remain at approximately 30% of income from Kazakhstan operations. As described in the Company’s response to question #1 above, the Company discovered two errors that caused inconsistencies in the tax rates for 2007. The Company proposes to amend its rate reconciliation disclosure, as shown in paragraph 7 of the updated “Income Taxes” note disclosure below, to address these issues.

3)	The Company should consider revising the line item caption “Local tax, current” in its rate reconciliation table to more accurately reflect the nature of the tax as current income tax.

The Company proposes to change the line item caption in its rate reconciliation table from “Local tax, current” to “Current income tax in Kazakhstan.” Please refer to Income Taxes disclosure below, par.7 for amended disclosure

In follow up to our telephone conference, the Company proposes to revise the “Income Taxes” note included in its financial statements for the fiscal year ended March 31, 2009 (and will include a similarly revised “Income Taxes” note in each other report it amends.)

Rather than provide individual excerpts in response to the Commission’s comments, the Company felt it would be more convenient to provide the proposed revised “Income Taxes” note in its entirety. For ease of locating the changes from the previously proposed draft, we have highlighted those things that have changed. Also, for ease of reference, the Company has numbered the paragraphs below. In the actual amendment, the changes will not be highlighted and the paragraphs will not be numbered.

Mr. Chris White

August 28, 2009

NOTE 13 - INCOME TAXES

1.

The Company’s consolidated pre-tax income is comprised primarily from operations in the Republic of Kazakhstan. Pre-tax losses from United States operations of $12,937,563, $1,827,168 and $1,506,175, for the years ended March 31, 2009, 2008 and 2007, respectively, are also included in consolidated pre-tax income.

2.

According to the Exploration Contract in the Republic of Kazakhstan, for income tax purposes the Company can capitalize the exploration and development costs and deduct all revenues received during the exploration stage to calculate taxable income. As long as the Company’s capital expenditures exceed generated revenues, the Company will not be subject to Kazakhstan income tax.

3.

As discussed in Note 2, Licenses and contracts, the Company was granted an Exploration contract extension. According to the terms of the Exploration contract, the Company will continue to operate in the exploration phase until January 2013.

4.

Undistributed earnings of the Company’s foreign subsidiaries since acquisition amounted to approximately $60,760,405 at March 31, 2009. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the Republic of Kazakhstan. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce a portion of the U.S. tax liability.

5.	Earnings and (losses) before income taxes derived from United States and foreign operations are as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

United States	$ (12,937,563)	$ (1,827,168)	$ (1,506,175)
Kazakhstan	29,066,849	33,034,150	3,398,946
	$ 16,129,286	$ 31,206,982	$ 1,892,771

Mr. Chris White

August 28, 2009

6.	The income tax benefit in the Consolidated Statements of Operations is comprised of:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

Current tax expense	$ -	$ -	$ 124,202
Deferred tax benefit	(1,028,272)	(103,582)	(419,531)
	$ (1,028,272)	$ (103,582)	$ (295,329)

7.	The difference between the income tax expense/(benefit) reported and amounts computed by applying the U.S. Federal rate to pretax income consisted of the following:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

Tax at federal statutory rate (34%)	$ 5,483,957	$ 10,610,374	$ 643,542
Effect of lower foreign tax rates	(1,601,126)	(876,907)	(75,711)
Tax benefit from exploration stage	(7,243,413)	(10,301,168)	(1,019,684)
Current income tax in Kazakhstan	-	-	124,202
Non-deductible expenses	2,332,310	464,119	32,322
	$ (1,028,272)	$ (103,582)	$ (295,329)

8.	Effective January 1, 2009, the Republic of Kazakhstan adopted a new tax code, which decreased the corporate income rate for legal entities to 20%.

9.	Non-deductible expenses are comprised of the non-deductible portion of interest expense on intercompany loans accrued by subsidiary.

10.	As of March 31, 2009, the Company had net operating loss carry forwards for income tax purposes of $20,197,220, which if unused, will expire in 2024, 2025, 2026, 2027, 2028, and 2029.

11.

No valuation allowance was recorded against the deferred tax assets resulting from NOLs because the Company believes it will have sufficient future taxable domestic income to be offset with, primarily from accrued interest income related to loans to subsidiary.

Mr. Chris White

August 28, 2009

12.

Deferred taxes reflect the estimated tax effect of temporary differences between assets and liabilities for financial reporting purposes and those measured by tax laws and regulations. The components of deferred tax assets and deferred tax liabilities are as follows:

	March 31, 2009	March 31, 2008

Deferred tax assets:
Stock based compensation	$ 185,418	$ 185,418
Liquidation fund	236,505	194,820
Tax losses carried forward	6,867,054	2,726,677
Accrued interest expense	5,093,405	5,383,177
	12,382,382	8,490,092
Deferred tax liabilities:
Oil and gas properties	6,972,564	8,998,711
Accrued interest income	11,926,262	7,036,097
	18,898,826	16,034,808
Net deferred tax liability	$ 6,516,444	$ 7,544,716

13.	Deferred income taxes for US and Kazakhstan tax jurisdiction are as follows:

	March 31, 2009		March 31, 2008
	US tax jurisdiction	Kazakhstan tax jurisdiction	US tax jurisdiction	Kazakhstan tax jurisdiction

Deferred tax assets:
Stock based compensation	$ 185,418	$ -	$ 185,418	$ -
Liquidation fund	-	236,505	-	194,820
Tax losses carried forward	6,867,054	-	2,726,677	-
Accrued interest expense	-	5,093,405	-	5,383,177
	7,052,472	5,329,910	2,912,095	5,577,997
Deferred tax liabilities:
Oil and gas properties	6,579,121	393,443	6,746,585	2,252,126
Accrued interest income	11,926,262	-	7,036,097	-
	18,505,383	393,443	13,782,682	2,252,126

Net deferred tax liability/(asset)	$ 11,452,911	$ (4,936,467)	$ 10,870,587	$ (3,325,871)

Mr. Chris White

August 28, 2009

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow Richard T. Ludlow
Attorney at Law